September 19, 2023

VIA EDGAR

Ms. Sasha Parikh and Mr. Kevin Vaughn

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Royalty Pharma plc

Form 10-K for the period ended December 31, 2022

Filed February 15, 2023

File No. 001-39329

Dear Ms. Parikh and Mr. Vaughn,

This letter responds to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in the Staff’s letter to Terrance Coyne, Chief Financial Officer of Royalty Pharma plc (the “Company”), dated August 8, 2023, regarding the above-referenced filing. For your convenience, we have reproduced the Staff’s comment in bold immediately preceding the Company’s response.

Form 10-K for the period ended December 31, 2022

Non-GAAP Financial Results, page 68

1.

We note your response to comment one of our letter dated June 28, 2023 includes language from your Credit Agreement regarding Consolidated EBITDA. We also note the disclosure on pages 68-69 of your Form 10-K regarding the definition of Adjusted EBITDA under your Credit Agreement. For each of the most recent two years and subsequent interim period, please provide us with a tabular breakdown of the calculation of your Adjusted EBITDA measure as it is defined in the Credit Agreement, separately quantifying each of the individual components identified in such definition.

Ms. Sasha Parikh and Mr. Kevin Vaughn

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Response:

As requested in the Staff’s Comment 1, below is a tabular breakdown of the Company’s calculation of Adjusted EBITDA, defined in the Company’s Credit Agreement as Consolidated EBITDA, with each individual component in such definition quantified. In response to the Staff’s prior comment letter dated June 28, 2023, the Company respectfully advises the Staff that it has stated on page 43 of its Form 10-Q for the period ended June 30, 2023, the definition of Adjusted EBITDA is the same as the definition of Consolidated EBITDA in the Credit Agreement. The amounts presented below for Consolidated EBITDA are the same as the amounts presented as Adjusted EBITDA on pages 72 and 74 of the Forms 10-K for periods ended December 31, 2021 and 2022, respectively, and pages 42 and 44 of the Forms 10-Q for the three-month periods ended March 31 and June 30, 2023, respectively.

(in millions)		FY 2021	FY 2022	Q1 2023	Q2 2023
Total Consolidated Cash Royalty Receipts and Milestone Payment Receipts in respect of Royalty Assets	(i)	$2,608.5	$3,231.3	$1,223.0	$637.1
Plus: Any other payments received in respect of Royalty Assets	(ii)	—	—	—	—
Plus: Any payments received in respect of strategic alliances, life sciences research agreements or other similar arrangements	(iii)	—	—	—	—
Plus: Net cash amount of any payments received and made in such period in respect of Swap Agreements entered into for the purpose of hedging foreign exchange risk	(iv)	—	—	—	—
Less: Total consolidated cash operating payments	(v)	(184.5)	(223.0)	(86.8)	(47.0)
Less: Amounts included in the preceding clauses (i), (ii), (iii), or (iv) paid or distributed to non-controlling interests	(vi)	(479.6)	(442.0)	(91.9)	(92.5)

Consolidated EBITDA for the Period		$1,944.4	$2,566.3	$1,044.2	$497.6

2.	Please address the following regarding your response to comment two of our letter dated June 28, 2023:

•

Your response to prior comment two acknowledges that the reconciliations from Net cash from operating activities to Adjusted EBITDA and Adjusted Cash Receipts add back certain “charges or liabilities that required, or will require, cash settlement” which is prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K. Please further explain to us how you determined that your current presentation depicting such adjustments is appropriate. As part of your response, tell us how you considered the response to Question 102.09 of the non-GAAP Compliance and Disclosure Interpretations which states that when a Credit Agreement contains a material covenant regarding a non-GAAP measure, “the Company may be required to disclose the measure as calculated by the debt covenant as part of its MD&A.”

•

Your response to prior comment two further states that your Adjusted Cash Flow measure provides meaningful information about your ability to successfully operate your business and generate cash flow. Please explain in detail how the adjustments made to calculate the Adjusted Cash Flow measure result in a measure that meets this stated purpose. As part of your response, specifically address the apparent inconsistencies in that certain cash outflows are excluded from the measure when the corresponding cash inflows are included in the measure, as noted in our prior comment.

Ms. Sasha Parikh and Mr. Kevin Vaughn

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Response:

Background

The Company respectfully acknowledges the Staff’s comment and would like to offer the Staff additional background on the Company’s unique business model, which the Company believes is important for understanding its non-GAAP metrics and their materiality to investors.

As the Company noted in response to the Staff’s June 28, 2023 letter, the Company’s business model is different from that of traditional operating companies in the biopharmaceutical industry. In summary, the Company acquires existing royalty interests from the original innovators (academic institutions, research hospitals, foundations, inventors and life sciences companies) for a cash payment in exchange for future cash royalty payments made by the marketers of the products. In addition, the Company collaborates with life sciences companies to fund late-stage human clinical trials in exchange for future royalty payments if the products ultimately receive regulatory approval and generate commercial sales. The Company’s business and performance is dependent on its ability to deploy capital to acquire new royalties and the future cash inflows it receives from those royalty investments. Unlike conventional biopharma companies, the Company does not engage in the discovery, development, manufacturing or marketing of biopharmaceutical products. As a result, the Company believes that its investors and research analysts rely on the cash fundamentals of its business – specifically, the Company’s ability to generate cash from investments and use that cash to make future investments or to engage in other capital transactions such as dividends, share repurchases and debt service – when assessing the business.

Each quarter, the Company collects cash receipts from royalty investments, pays cash expenses, makes debt service payments, returns capital to shareholders in the form of dividends and share repurchases, and then reinvests the overwhelming majority of the cash it generates to make new royalty investments with the goal of growing, diversifying and extending the duration of the Company’s royalty portfolio while generating an attractive rate of return on the capital it deploys. Because the Company’s most significant use of cash receipts from royalty investments is making new royalty investments, the Company believes its investors and research analysts are keenly focused on changes in the Company’s capacity to make new investments based upon (a) cash generated by the Company on its existing royalty investments and (b) projected future cash returns on its existing royalty investments.

Ms. Sasha Parikh and Mr. Kevin Vaughn

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

As disclosed in the Company’s Form 10-K, most of the Company’s royalties are classified as financial assets that are measured at amortized cost using the effective interest method. As a result, the Company’s GAAP results of operations can be volatile and unpredictable.1 In addition, the Company believes there is no direct correlation between income from its royalties and cash royalty receipts due to the effective interest method. As discussed with the Staff during the September 5, 2023 teleconference with the Company, a number of Wall Street research analysts have highlighted the challenges of evaluating the quarterly cash generated by the Company’s royalty portfolio based on the Company’s GAAP income statement. These comments are highlighted on slides 3 and 4 of the slide deck that was provided via separate email (the “Analyst Slide Deck”).

The Company recognizes the challenge faced by investors and research analysts in interpreting its income statement and in an effort to compensate for this issue, the Company uses the direct method to prepare its Statements of Cash Flows and prioritizes transparent disclosure of its cash royalty receipts, including Adjusted Cash Receipts, to provide a more comprehensive presentation of the Company’s sources of capital for future investment. As also discussed during the September 5 teleconference and shown on slide 5 of the Analyst Slide Deck, six of the seven Wall Street research analysts who currently follow the Company and publish research reports do not include a GAAP income statement forecast in their published research reports, while all seven of these research analysts provide detailed forecasts for Adjusted Cash Receipts, Adjusted EBITDA and Adjusted Cash Flow. The Company respectfully advises the Staff that it believes that this supports its view that the Company’s shareholders are attracted to the cash fundamentals of the Company’s business.

As a result of the challenges investors and research analysts face in interpreting its GAAP income statement, the Company uses non-GAAP financial measures to supplement investors’ understandings of the Company’s ability to generate cash that can be used to make future investments or to engage in other capital transactions. The basis for each of these non-GAAP financial measures is discussed in greater detail below.

Adjusted EBITDA

In response to the Staff’s comment in the first bullet of Comment 2 with respect to Adjusted EBITDA, the Company respectfully advises the Staff that it believes its presentation of Adjusted EBITDA, including adjustments to add back certain “charges or liabilities that required, or will require, cash settlement,” is appropriate and follows the guidance set forth in Question 102.09 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures (“Question 102.09”).

[1]

As discussed on page 53 of the Company’s Form 10-K, declines in sell-side equity research analysts’ consensus sales forecasts over a long time horizon can result in an immediate non-cash income statement expense recognition, even though the applicable cash inflows will not be realized for many years into the future. For example, in late 2014, the Company acquired a royalty on the cystic fibrosis franchise and shortly after, declines in near-term sales forecasts of sell-side equity research analysts resulted in recognition of non-cash provision expense in its consolidated income statements. Over the course of 10 quarters, the Company continued to recognize non-cash provision expense due to changes in sales forecasts, ultimately reaching a peak cumulative allowance of $1.30 billion in 2017. Following the approval of the Vertex triple combination therapy, Trikafta, in October 2019, sell-side equity research analysts’ consensus sales forecasts increased to reflect the larger addressable market and the extension of the expected duration of the Trikafta royalty, resulting in the reversal of the remaining $1.10 billion cumulative allowance. The recognition of the associated non-cash provision income of $1.10 billion in 2019 was not tied to royalty receipts, but rather to the increase in sales forecasts. This example illustrates the volatility caused by the Company’s accounting model in its consolidated income statements.

Ms. Sasha Parikh and Mr. Kevin Vaughn

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

The Company’s calculation of Adjusted EBITDA is in strict compliance with the Credit Agreement’s definition of Consolidated EBITDA. The Company’s calculation of Adjusted EBITDA does add back cash settled charges related to interest and development-stage funding payments, but that is what is required by the Credit Agreement’s definition of Consolidated EBITDA.

The Company considered the requirement under Question 102.09 to “disclose the measure as calculated by the debt covenant as part of its MD&A” by disclosing the components of Adjusted EBITDA (which is defined in the Company’s Credit Agreement as Consolidated EBITDA).

The Company notes that on page 43 of its Form 10-Q for the period ended June 30, 2023, it disclosed that the definition of Adjusted EBITDA is the same as the definition of Consolidated EBITDA in the Credit Agreement, and that the covenants in the Credit Agreement related to Consolidated EBITDA are material terms of the Credit Agreement and material to an investor’s understanding of the Company’s liquidity. As further contemplated by Question 102.09, on page 119 of the Company’s Form 10-K, the Company disclosed the material terms of the Consolidated EBITDA-related covenants, the amounts required for compliance with the Consolidated EBITDA-related covenants, and the effects of non-compliance with the covenants in the Credit Agreement.

Adjusted Cash Receipts

In response to the Staff’s comment in the first bullet of Comment 2 with respect to Adjusted Cash Receipts, the Company respectfully advises the Staff that it believes that its presentation of Adjusted Cash Receipts follows the guidance set forth Question 102.09 for two reasons:

1.	Adjusted Cash Receipts is a key input for the calculation of Adjusted EBITDA.

•	As noted above in response to Comment 1, Adjusted EBITDA is total cash royalty receipts less total distributions to legacy non-controlling interests and total operating payments.

•

As disclosed in the Company’s Form 10-K, “legacy non-controlling interests” holders are entitled to a contractual percentage of the Company’s cash royalty receipts. Adjusted Cash Receipts is equal to total cash royalty receipts less the cash flow attributable to these legacy non-controlling interests. Adjusted Cash Receipts, therefore, represents the cash royalty receipts owned by the Company and its continuing investors.

•

Adjusted Cash Receipts is also a key input for calculating the largest component of total operating payments, which is the management fee payable to the Company’s external manager (the largest component of which is 6.5% of Adjusted Cash Receipts).

•	The Company, therefore, believes that reporting Adjusted Cash Receipts is critical to enable investors and research analysts to calculate Adjusted EBITDA.

2.

The Company believes that Adjusted Cash Receipts are material to investors’ and research analysts’ understanding of the cash inflows from its royalty portfolio that enable the Company to make future investments. As discussed during the September 5 teleconference and as highlighted on slides 7-9 of the Analyst Slide Deck, all of the eight independent research analysts who currently follow the Company track and forecast Adjusted Cash Receipts. These independent research analysts (a) use Adjusted Cash Receipts as a measure of the cash inflows of the Company during a period and (b)

Ms. Sasha Parikh and Mr. Kevin Vaughn

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

forecast Adjusted Cash Receipts (applying disclosed royalty rates to product sales forecasts) as a measure of the Company’s capacity to make additional investments or engage in capital transactions such as dividends, share repurchases and debt prepayments. As discussed during the September 5 teleconference and as shown in slides 10-18 of the Analyst Slide Deck, the Company believes that these research analysts forecast Adjusted Cash Receipts because of the difficulty of forecasting the Company’s ability to make future investments based on its GAAP income statement.

Adjusted Cash Flow

In response to the Staff’s comment in the second bullet of Comment 2 regarding Adjusted Cash Flow, the Company respectfully advises the Staff that Adjusted Cash Flow represents the net cash generated by the business each period, after cash expenses, that is available to fund future royalty investments or engage in capital transactions such as dividends, share repurchases and debt prepayments. The components of Adjusted Cash Flow that are not included in Adjusted EBITDA are net cash interest expense, upfront and ongoing development-stage funding payments (including investments in equity method investees (which the Company and its lenders consider to be similar to development-stage funding)) and contributions from legacy non-controlling interests. Adjusted Cash Flow measures the Company’s cash resources available to be redeployed into new royalty investments or engage in capital transactions.

The Company occasionally provides funding to counterparties in the form of launch and development capital, which is reflected as available for sale debt securities on the Company’s consolidated balance sheets. In these investments, the Company makes an upfront payment in exchange for a series of long duration, fixed quarterly payments. Cash inflows and outflows for available for sale debt securities are included in the investing section of our Statements of Cash Flows.

Since the Company uses Net cash flow provided by operating activities as the most directly comparable GAAP measure to reconcile Adjusted Cash Flow, and Net cash flow provided by operating activities excludes cash inflows from available for sale debt securities, the Company adds back these cash inflows since they provide consistent inflows that are viewed by the Company as fundamental to its business strategy.

The Company does not, however, make an adjustment to include the related outflows because the outflows are discretionary investments, which are excluded from Net cash flow provided by operating activities. Including discretionary purchases of available for sale debt securities in Adjusted Cash Flow would net the cash available to reinvest in the business (or distribute) against cash outflows from discretionary investments. The Company believes combining inflows and outflows in this manner would not be helpful to investors’ and research analysts’ understanding of the cash that the Company has available for investment in new royalties or for other capital transactions.2

[2]	In calculating Adjusted Cash Flow, launch and development capital is the only case where the Company includes cash inflows from the investing section without the corresponding cash outflows.

Ms. Sasha Parikh and Mr. Kevin Vaughn

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

If you have any additional questions or comments, please do not hesitate to contact me at tcoyne@royaltypharma.com or (212) 883-2276.

Very truly yours,

/s/ Terrance Coyne

Executive Vice President and Chief Financial Officer

cc:	Via E-mail

Pablo Legorreta, Founder and Chief Executive Officer

George Lloyd, Executive Vice President, Investments and Chief Legal Counsel

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP